UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Tritium DCFC Limited

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

Q9225T108

(CUSIP Number)

David T. Mittelman

Andrew S. Reilly

Rimon, P.C.

423 Washington Street, Suite 600

San Francisco, CA 94111

(415) 683-5472

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. Q9225T108

1	NAMES OF REPORTING PERSONS St Baker Energy Holdings Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,685,194
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,685,194
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,685,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. Q9225T108

1	NAMES OF REPORTING PERSONS Trevor St Baker AO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,560,820
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,560,820
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,560,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 3 amends and supplements the initial Schedule 13D filed by the Reporting Persons with the SEC on October 25, 2022 as amended October 25, 2022 and November 9, 2022 (as amended hereby, this “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in initial and prior amendments to this Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to include the following:

Although the Reporting Persons do not have any specific plan or proposal to acquire or dispose of the securities reported herein as of the date this Schedule 13D (except as otherwise described in this Schedule 13D), each of Reporting Persons, consistent with their investment purpose and subject to the agreements described in this Schedule 13D and applicable law, at any time and from time to time may acquire Ordinary Shares or securities convertible, exchangeable or exercisable for or into Ordinary Shares or dispose of any or all of the Ordinary Shares such Reporting Person holds (including, without limitation, transferring such Ordinary Shares to affiliated transferees, or entering into derivative, borrowing or lending transactions), depending upon an ongoing evaluation of their investment in the Ordinary Shares, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended to include the following:

On November 25, 2022, St Baker Energy acquired 50,000 Ordinary Shares in an open-market purchase at an average price of $1.6782 per share for a total purchase price of $83,910.

On December 15, 2022, St Baker Energy acquired 1,500,000 Ordinary Shares in a privately negotiated transaction at a price of $2.00 per share for a total purchase price of $3,000,000. The privately negotiated price per share was agreed to on November 14, 2022; however, the transaction was not consummated until December 15, 2022 due in part to share transfer and delivery requirements necessary to the acquisition.

As of the filing date of this Amendment No. 3, the information contained in lines 7 through 11 and 13 of the cover pages of this Amendment No. 3 is incorporated herein by reference. The percentage ownership reflected in line 13 of the cover pages is based on 153,255,387 Ordinary Shares outstanding as of October 15, 2022, the most recent publicly reported amount of the Issuer’s Ordinary Shares as reported in the Issuer’s Registration Statement on Form F-1 (File No. 333-268037) filed October 28, 2022 with SEC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to include the following:

In connection with the privately negotiated transaction in which St Baker Energy acquired the 1,500,000 Ordinary Shares on December 15, 2022 described above in Item 5 of this Schedule 13D, the seller assigned to St Baker Energy the seller’s rights with respect to such Ordinary Shares under the Amended and Restated Registration Rights Agreement previously filed as Exhibit 99.6 to this Schedule 13D. As a result, upon filing of an amended prospectus, an aggregate of 35,510,820 Ordinary Shares beneficially owned by the Reporting Persons will be registered for resale under the Issuer’s Registration Statement on Form F-1 (File No. 333-262681). Pursuant to such prospectus and registration statement, and subject to restrictions on transfer, the Reporting Persons may offer all or part of such Ordinary Shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2022

St Baker Energy Holdings Pty Ltd

By:	/s/ Trevor St Baker AO
Name:	Trevor St Baker AO
Title:	Director

TREVOR ST BAKER AO

By:	/s/ Trevor St Baker AO
Name:	Trevor St Baker AO

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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